N E W S R E L E A S E

June 26, 2007

BISHA and TABAKOTO UPDATE

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) is pleased to provide an update to shareholders on both its very prospective Bisha Project in Eritrea and the Tabakoto Gold Mine in Mali.

BISHA PROJECT, ERITREA

Positive discussions continue between Nevsun and the Government of Eritrea regarding the issue of a mining license for the Bisha Project in Eritrea. The technical due diligence by the Government and their advisors is almost complete with their independent international consulting engineers having delivered its report on the Bisha feasibility study and the related social and environmental impact assessment (SEIA). The Government committees are in the final stages of review of the SEIA with no foreseeable insurmountable hurdles. Similarly, a separate due diligence report by an international engineering company acting on behalf of potential financiers has also been completed. Both reports describe the Bisha Project as financially robust and technically sound.

The Bisha Project is in a desert-like, remote location that has very limited social impact to existing surrounds. One area that the Company has paid considerable attention to is the assessment of an adequate water supply. Since the delivery of the Bisha feasibility study in late 2006, the Company has carried out further hydrology assessments which have proven the availability of more than adequate water resources for the Bisha Project.

Updates to the December 2006 SEIA have continued on schedule. The final consultative meeting with the requisite government bodies is planned in the next month.

Following extensive competitive bidding for the selection of an EPCM (engineering, procurement, and construction management) contractor, the Company is pleased to announce that it has identified a reputable firm out of South Africa to commence the detailed engineering design for the Bisha Project. Concurrent with the EPCM bidding process, the Company also carried out a tendering process for the selection of the preferred suppliers for the Project’s major long lead capital items – the crusher, SAG mill, ball mill and mill motors. This selection will allow more rapid procurement of the long lead items following the anticipated issuance of a mining license for Bisha. The most recently quoted procurement costs for these long lead items were all found to be within the costs allocated in the October 2006 feasibility study.

Endeavour Financial continues to be the Company’s advisor for project finance. To date they have readied a number of potential financiers such that several are already familiar with the Project, with some having visited site as part of their due diligence. Progress on this front is delayed until final arrangements are in place with the Government regarding the economic terms and conditions going forward, including all such matters normally included in a direct mining and tax stabilization agreement with the Government. It is in the best interests of Nevsun and all other mining companies following implementation of the Bisha Project to ensure that the economic framework is well established to create a sustainable mining industry for the country.

The Company is pleased, not only to have made the Bisha discovery but also, to have progressed the Project through to its current pre-development stage. The Government of Eritrea continues to provide strong support to Nevsun and to the Bisha Project and the Company looks forward to the Government’s continued support as well as to the issuance of a mining license for the Project. The extensive minerals opportunities in Eritrea are becoming increasingly recognized by other junior and major mining companies. Nevsun management, through its Bisha discovery, is proud to be at the forefront of this development.

TABAKOTO GOLD MINE, MALI

The Company has managed to mitigate the previously announced water shortage in the Tabakoto area and has been able to continue operations at the Tabakoto Mine at close to normal production levels. The district has received rain in the past week, starting the replenishment of nearby water sources. Site management now believes that the risk of water shortage is now minimal.

Forward Looking Statements: The above contains forward-looking statements concerning anticipated developments on the Company’s mineral properties in Mali and Eritrea and in the Company’s other operations; the adequacy of the Company’s financial resources; financial projections, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu07-07.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com